July 23, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed July 5, 2019
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2019 letter.

Amendment No. 6 to Registration Statement on Form S-1 Filed July 5, 2019

Notes to the Consolidated Financial Statements March 31, 2019 (Unaudited)
Note 12. Marketable Securities, page F-36

1. Please refer to your response to prior comment 1. We are unable to find support in ASC
       321 for what you refer to as "realized" gains or losses on equity securities. Please revise:
         To combine the line items, on your condensed consolidated statement of operations and cash flows on F-24 and F-25, "realized loss on marketable security" and
          "unrealized loss on marketable security" into one line "net gains and losses recognized during the period on equity securities."
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
July 23, 2019
July 23, 2019 Page 2
Page 2
FirstName LastName
             To delete following references:
             o In Note 12 to "...an unrealized loss of $101,307 related to the investment in MJNA.
                The realized losses on equity securities sold during the three months ended March
                31, 2019, which are the difference between the proceeds from sales and the original cost, was $228,039."
             o In Note 14 to "The Company recognized a realized loss of $330,331 and an unrealized gain of $143,040..."
         Please also make conforming changes consistent with the above to your consolidated statements of operations and cash flows on F-4 and F-6, respectively, and Note 2 Equity
         Investments on F-10 and Note 12 Marketable Security on F-18 within your 2018 audited financial statements.
General

2. We do not necessarily agree with the Company's legal analysis on why the Company may rely on rule 3a-8 for its excepted investment company status. Of particular concern is the
         Company's legal analysis of the definition of "capital preservation investment" in rule 3a-
         8(b)(4) and the Company's assertion that MJNA stock meets that definition.

         Rule 3a-8(b)(4) defines "capital preservation investment" as an investment that is made to conserve capital and liquidity until the funds are used in the issuer's primary business or businesses. In the release adopting rule 3a-8, the Commission indicated that it was adopting the definition of "capital preservation investment" as proposed, which indicated
         that capital preservation investments are liquid so that they can be readily sold to support the research and development company's activities as necessary and present limited credit risk. See Certain Research and Development Companies, Investment Company Act
         Release No. 26077 (June 16, 2003) at 37048 [68 FR 370456 [June 20,
2003] ("Adopting
         Release"). The Adopting Release further states that: "...investments in equity or speculative debt would not meet the definition of capital preservation investments, but would be considered `other investments' subject to the limits stated in the rule." Id.

         Please supplementally explain the basis for the Company's position that the MJNA stock is a capital preservation security, given that it is an equity security. Please cite to any existing authority indicating that equity securities can be considered capital preservation investments for purposes of rule 3a-8. Please also explain the basis for the Company's statements that the MJNA stock is liquid for purposes of rule 3a-8 and for purposes of the
         Company's investment guidelines. Notably, the Company has stated that the board-
         adopted investment policy details a liquidation plan over the course of 12 months to provide "for an orderly liquidation in a manner not to depress the stock price." Please explain how characterizing a security as liquid is consistent with a concern that the stock price will be depressed if sold all at once (or within a shorter period of time than 12 months). Please cite to relevant Commission or staff guidance in your response.
 Dean Petkanas
Kannalife, Inc.
July 23, 2019
Page 3
       Furthermore, while the Company states that it is the Company's and Board of Directors'
       intent that the Company liquidate its holdings in MJNA within the next 12 months to coincide with the Company's proposed development timeline, are there factors that could cause the Company to hold the MJNA stock for longer than 12 months? If so, what are they and how are they consistent with complying with rule 3a-8?
       You may contact Paul Cline at 202-551-3851 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameDean Petkanas
                                                          Division of
Corporation Finance
Comapany NameKannalife, Inc.
                                                          Office of Healthcare
& Insurance
July 23, 2019 Page 3
cc:       Christopher L. Tinen, Esq.
FirstName LastName